Exhibit (d)(32)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement effective as of July 16, 2014, (“Amendment No. 1”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and Templeton Investment Counsel, LLC, a Delaware Limited Liability Company (“Templeton” or “Adviser”).

FMG LLC and Templeton (collectively, “Parties”) agree to modify the Investment Advisory Agreement dated as of May 1, 2011 (“Agreement”) as follows:

1. Name Change. Effective May 1, 2014, the name of EQ/Templeton Global Equity Portfolio was changed to AXA/Templeton Global Equity Managed Volatility Portfolio.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to AXA/Templeton Global Equity Managed Volatility Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

4 Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		TEMPLETON INVESTMENT COUNSEL, LLC

By:	/s/ Steven M. Joenk	By:	/s/ Peter A. Nori
	Steven M. Joenk		Name: Peter Nori
	Chairman, Chief Executive Officer and President		Title: Executive Vice President

APPENDIX A

AMENDMENT NO. 1

TO

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio	Annual Advisory Fee*
AXA/Templeton Global Equity Managed Volatility Portfolio**

0.50% of the Related Portfolios’ average daily net assets up to and including $200 million;

0.375% of the Related Portfolios’ average daily net assets in excess of $200 million and up to and including $500 million;

0.35% of the Related Portfolios’ average daily net assets in excess of $500 million

*	For purposes of determining the annual advisory fee rate pursuant to this Schedule A, the assets of the AXA/Templeton Global Equity Managed Volatility Portfolio shall be aggregated with the assets of the AXA/Franklin Balanced Managed Volatility Portfolio, AXA/Franklin Small Cap Value Managed Volatility Portfolio, AXA/Mutual Large Cap Equity Managed Volatility Portfolio and Multimanager Mid Cap Growth Portfolio (portion allocated to affiliates of the Adviser)(collectively, the “Related Portfolios”). The aggregated assets will be applied to the above schedule and the resulting effective rate shall be applied to the actual assets of AXA/Templeton Global Equity Managed Volatility Portfolio to determine the annual advisory fee rate.
**	The Portfolio has been designated a “multi-adviser portfolio” and Templeton Investment Counsel, LLC receives a fee based on a discrete portion of the Portfolio’s assets that have been allocated to it by the Manager.